UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB/A #2

GENERAL FORM FOR REGISTRATION OF SECURITIES OF
SMALL BUSINESS ISSUERS
Under section 12(b) or (g) of the Securities Exchange Act of 1934

Commission File Number: 0-30178


			              TEMS, INC
 (Name of small business issuer in its charter)

		   FLORIDA
                            				59-2928366
(States of other jurisdiction 		(I.R.S. Employer Identification No.)
of incorporation or organization)

925 W. Keynon Street , Suite 15, Englewood, CO		 80110
	(Address of principal executive offices)	(Zip Code)

Issuer's telephone number (303) 783-9153

Securities registered under Section 12(b) of the Exchange Act:



Title of each class      Name of each exchange on which registered
To be so registered		 each class is to be registered
  N/A				         N/A



Securities registered under Section 12 (g) of the Exchange Act:


 Common stock, par value $.001 per share
 (Title of class)


 (Title of class)
















VIEW SYSTEMS, INC.

REPORT ON AUDITS OF CONSOLIDATED
FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 1998 AND 1997

No extracts from this report may be published without our written consent.

Stegman & Company

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

CONSOLIDATED FINANCIAL STATEMENTS	Page
	Balance Sheets			I
	Statements of Operations	2
	Statement of Changes in
	Stockholders' Equity		3
	Statements of Cash Flows	4
NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS				5 -8


STEGMAN
& COMPANY
To the Board of Directors
and Sockholders
View Systems, Inc.
Columbia, Maryland

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders View Systems, Inc.
Columbia, Maryland

We have audited the accompanying consolidated balance sheet of View Systems, Inc. (a development stage company) and subsidiaries as of December 31, 1998, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended.

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

The consolidated financial statements of View Systems, Inc. as of December 31, 1997, were audited by other auditors whose report dated July 23, 1998, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of View Systems, Inc. and subsidiaries as of December 31, 1998, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

					Stegman and Company

Baltimore, Maryland
May 15, 1999


VIEW SYSTEMS, INC.

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1998 AND 1997

			ASSETS
                  1998	            1997

CURRENT ASSETS:
Cash	        $167,953	$	7

Due from affiliated
entity	           3,663	    3,090

Total current
assets	         171,616	    3,097

PROPERTY AND EQUIPMENT:
Equipment         20,763	   18,263
Software
tools	           7,825	    7,825
		  28,588	  26,088
Less accumulated
depreciation      20,759	  16,874

Net value of
property and
equipment	   7,829	    9,214
OTHER ASSETS - Software
 development costs 50,146	   50,146


TOTAL ASSETS	  22,591	   62,457

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable $23,773	 $ 6,685
	Loans payable -
 stockholders	  18,000	 18,000

Total current
liabilities	  41,773	 24,685

STOCKHOLDERS' EQUITY:
Common stock	   4,167	   1,556

Additional paid-in
 capital	 406,403	 169,145

Deficit accumulated
 during development
 stage	        (222,752)	(132,929)

Total stockholders'
equity	         187,818	 37,772

TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY	         229,591	$ 62,457

See accompanying notes.


VIEW SYSTEMS, INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
AND THE PERIOD FROM JANUARY 26,1989
(INCEPTION) TO DECEMBER 31, 1998

                                        						   Cumulative
                         Year Ended December 31,   During
		      				              Development             Cumulative
			                        1998       1997	         Stage

REVENUES EARNED                -         -          9,230
PERATING EXPENSES:

Advertising and promotion   1,140      1,222       15,165
	Automobile	      -		  -	    1,728
	Depreciation	    3,885	4,526	   20,759
	Dues and
        subscriptions	      250	  -	     250
	Insurance	      442	  -	     442
	Interest	      217	  233	     500
	Miscellaneous expense 282	  -	     282
	Office expenses	    1,002	2,264	   18,717
	Professional fees   9,500	5,054	   58,811
	Consulting	   45,415	  -	   45,415
	Rent	            16,325	8,375	   31,518
	Repairs and maintenance	-	   -	    3,570
	Travel and
        entertainment	   11,040	  720	   27,296
	Utilities	      325	2,443	    7,529

Total expenses	           89,823      24,837	   231,982

NET LOSS	         (89,823)    (24,837) 	$(222,752)

LOSS PER SHARE:

Basic	                   (.04)        (.01)
Diluted	                   (.04)	(.01)

See accompanying notes.

VIEW SYSTEMS, INC.
(A Development Stage Company)

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM JANUARY 26,1989
(INCEPTION) TO DECEMBER 31, 1998

                                                            Deficit
			   $.001 Par Value	                                    Accumulated
			   Common Stock	      Additional   During the    Total
	    Date of	   Number	       Paid-in      Development  Stockholders
	    Transaction    of Shares Par Value  Capital      Stage       Equity

Stock issued
for services
rendered    06/01/1990      5,000	                                 $5,000
                                              $
Net loss for
the period
January 26,
1989 to December
 31, 1990	                                             (5,000)     (5,000)

Balance at
December 31, 1990	   5,000       5,000	             (5,000)

Balance at
December 31, 1991	   5,000       5,000	             (5,000)
Balance at
December 31, 1992	   5,000       5,000	             (5,000)
Balance at
December 31, 1993	   5,000       5,000	             (5,000)
Balance at
December 31, 1994	   5,000       5,000	             (5,000)
Balance at
December 31, 1995	   5,000       5,000	             (5,000)
Balance at
December 31, 1996	   5,000       5,000	             (5,000)
Balance at
December 31, 1997	   5,000       5,000                 (5,000)

Articles of incorporation restated.

Change par value to
$0.001 per
share	  07/21/1998                   (4,995)      4,995

Forward stock split
200:1	  07/21/1996      995,000	  995	    (995)

Forward stock split
 2:1	  09/30/1998    1,000,000       1,000	   (1,000)

Stock issuance in
conjunction with
Real View Systems, Inc.
business
combination  10/06/1998   2,000,000	2,000     153,570   (127,929)	     27,641

Stock issuance - 504
public offering
             11/16/1998     166,667	  167	  249,833	             250,000

Net loss for
the year ended
December 31, 1998					       (89,823)      (89,823)

Balance at
December 31, 1998	 $4,166,667     4,164     406,403     (222,752)      187,818

See accompanying notes.

3


	VIEW SYSTEMS, INC.
	(A Development Stage Company)
	CONSOLIDATED STATEMENTS OF CASH FLOWS
	FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
	AND THE PERIOD FROM JANUARY 26,1989
	(INCEPTION) TO DECEMBER 31, 1998
		                                Cumulative
		                                  During
	              Year Ended December 31.	Development
                       1998        1997            Stage

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss             $(89,823)	  $(24,837)	$(222,752)

Adjustment to reconcile net loss to net cash
used by operating activities:
Depreciation	       3,885        4,526	  20,759

Expenses incurred for
issuance of stock	-	      830	  10,601

Net changes in operating assets and liabilities:
Software development
 costs	                -	   (13,792)	 (50,146)

Due (to) from affiliated
 entity	               (573)	     8,543	  (3,663)

Accounts payable      17,088	     6,687	  23,773

Net cash used by
operating activities  (69,423)      (18,043)	(221,428)

CASH FLOWS FROM INVESTING ACTIVITIES -

Purchase of property and
equipment	      (2,500)	     (4,050)	(28,588)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from loans provided
 by stockholders                     13,000	18,000

Stock issuance costs	-	     (2,900)	(2,900)

Proceeds from issuance
 of stock	      239,869	      12,000	402,862

Net cash provided by
financing activities   239,869	      22,100	417,962

NET INCREASE IN CASH   167,946	          7	167,946

CASH AT BEGINNING
OF YEAR	                   7	           -	     7

CASH AT END OF YEAR	$167,953	7	167,953

See accompanying notes.

VIEW SYSTEMS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Qperations

View Systems, Inc. (the "Company") has been in the development stage since its formation on January 26, 1989. It designs and develops high technology software used in conjunction with surveillance capabilities. The technology utilizes the compression and decompression of digital inputs. Operations, since formation, have been devoted primarily to raising capital, developing the technology, promotion, and administrative functions.

Basis of Consolidation

The consolidated financial statements include the accounts of View Systems, Inc. and its wholly owned subsidiary, Real View
Systems, Inc. All significant inter company accounts and transactions have been eliminated in consolidation.

Property and Equipment

Property and equipment is recorded at cost and depreciated over their estimated useful lives, using the straight-line and accelerated depreciation methods. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts, and the resulting gain or loss is included in the results of operations. The useful lives of property and equipment for purposes of computing depreciation are as follows:
Equipment 	5 - 7 years

Software tools	3 years

Repairs and maintenance charges which do not increase the useful lives of assets are charged to operations as incurred.
Depreciation expense for the years ended December 31, 1998 and 1997 amounted to $3,885 and $4,526, respectively.

Advertising

Advertising costs are charged to operations as incurred.

5



VIEW SYSTEMS, NC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

View Systems, Inc. (the "Company") has been in the development stage since its formation on January 26, 1989. It designs and develops high technology software used in conjunction with surveillance capabilities. The technology utilizes the compression and decompression of digital inputs. Operations, since formation, have been devoted primarily to raising capital, developing the technology, promotion, and administrative functions.

Basis of Consolidation

The consolidated financial statements include the accounts of View Systems, Inc. and its wholly owned subsidiary, Real View
Systems, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

Prope!:Iy and Equipment

Property and equipment is recorded at cost and depreciated over their estimated useful lives, using the straight-line and accelerated depreciation methods. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts, and the resulting gain or loss is included in the results of operations. The useful lives of property and equipment for purposes of computing depreciation are as follows:

Equipment       5 - 7 years

Software tools	3 years

Repairs and maintenance charges which do not increase the useful lives of assets are charged to operations as incurred. Depreciation expense for the years ended December 31, 1998 and 1997 amounted to $3,885 and $4,526, respectively.

Advertising

Advertising costs are charged to operations as incurred.

5




Loss Per Share

Loss per share is computed by dividing the net loss for the year by the weighted average number of common shares outstanding.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes.
Deferred taxes are recognized for differences between basis of assets and liabilities for financial statement and 'income tax purposes.

The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be either taxable or deductible when the assets or liabilities are recovered or settled.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements 'in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from the estimates that were used.

2. UNINSURED CASH BALANCES

The Company maintains its cash balances at a regional bank, located in Laurel, Maryland.

Accounts at this institution are insured by the Federal Deposit
Insurance Corporation up to $100,000. Uninsured balances were approximately $146,005 at December 31, 1998.

3. SOFTWARE DEVELOPMENT COSTS

The Company accounts for computer software development costs, in accordance with Statement of Financial Accounting Standards
No. 86, Accounting for the Costs of Computer Softvare to be Sold, Leased, or Othervise Marketed. Capitalized costs will be amortized over the estimated product life on the straight-line basis. At December 31, 1998 and 1997, the Company has recorded no amortization since a final product has yet to be completed and marketed.

4. RELATED PARTY TRANSACTIONS

The Company's major stockholders also own interests in a related corporation - View Technologies, Inc. View Technologies, Inc. is
 the owner of the source code of the software being developed, as well as all enhancements, documentation and derivatives by the
Company. The two companies enter into various transactions throughout the year to provide working capital to one another when necessary.
At December 31, 1998 and 1997, View Technologies, Inc. owed the Company
 $3,663 and $3,090, respectively.

6


Additionally, the Company has entered into a licensing agreement with View Technologies, Inc. Under the terms of this agreement, the Company will pay a source code license fee in an amount equal to 5% of gross sales derived from use of the software to View Technologies, Inc. Payment of this fee will cease when total fees of $50,000 have been paid. In addition, upon delivery of a copy of the software to a customer, the Company wiII remit a sublicense fee equal to 5% of gross sales to View
 Technologies, Inc. This software license agreement commenced in October 1997 and has a ten year term. At December 31, 1998, the Company has yet to generate any sales with respect to this agreement.

5. LOANS PAYABLE - STOCKHOLDERS

Certain stockholders have made loans to the Company. These loans have no specific repayment terms. These individuals have been issued stock as compensation in place of interest payments.

6. STOCK OFFERING

On November 16, 1998, the Company commenced a private placement stock offering for 650,000 shares of common stock. The offering was successfully concluded on February 8, 1999 with the sale of 650,000 shares and total proceeds to the Company of $1,000,000. As of December 31, 1998, 166,667 shares of the 650,000 shares offered were sold resulting in proceeds of $250,000. The total proceeds of the offering will be used by the Company to fund its operations and other capital needs for the coming year.

7, INCOME TAXES

The components of the net deferred tax asset and liability as of December 31, 1998 are as follows:

Effect of net operating loss carry forward 	$49,000

Less valuation allowance 	                (49,000)

Net deferred tax asset (liability)	$ 	   -

The Company has recorded a valuation allowance in an amount equal to the deferred tax asset resulting from its net operating loss carryforward. The Company believes this to be appropriate due to its status as a development stage company.

The Company has net operating loss carryforwards of approximately $222,750 at

December 31, 1998.

7


8. BUSINESS COMBINATIONS - POOLING OF INTERESTS

On October 6, 1998, the Company completed its acquisition of Real View Systems, Inc. in Columbia, Maryland. As provided under the terms of the merger agreement, Real View Systems, Inc. became a wholly owned subsidiary of the Company and each of the outstanding shares of the common stock of Real View Systems, Inc. was converted into 1.33 shares of the Company's common stock. The Company issued 2,000,000 shares of its common stock in connection with the merger.

This acquisition was accounted for as a pooling of interests and all financial statements and financial information contained herein have been restated to include the accounts and results of operations of these companies for all periods presented.

On February 25, 1998, the Company acquired Xyros Systems, Inc.
of Columbia, Maryland, a developer of a computer based system that captures video and audio data from surveillance equipment, transmits and stores it within standard personal computer systems. Under the terms of the merger agreement, each of the 100 shares of Xyros Systems, Inc.'s common stock will be exchanged for 1,500 shares of the Company's common stock. The transaction was completed in the first quarter of 1999 and was accounted for as a pooling of interest.

9. SUBSEQUENT EVENTS

During the first quarter of 1999, a letter of intent to purchase Eastern Tech Manufacturing, Inc. was entered into by the Company. Eastern Tech Manufacturing, Inc. deals *in the production of computer parts and accessories. The merger agreement is expected to be consummated as a pooling of Interests during the second quarter of 1999.

8


VIEW SYSTEMS, INC.
(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

                            ASSETS

	              March 31,	     December 31,
	                 1999	        1998
	                              (Unaudited)

CURRENT ASSETS:
Cash	              $399,867	       $169,899
Due from affiliated
 entities	       208,243	          3,663
Accounts receivable     23,473	         13,599
Inventory	         5,774	          4,574
Investment in MediaComm
Broadcasting, Inc. -
at fair value which
approximates cost	28,000

Total current assets	665,357	        191,735
PROPERTY AND EQUIPMENT:
Equipment	        133,635	         22,429
Software tools	         10,263	         10,263
	      	        143,898	         32,692
Less accumulated
depreciation	         21,580	         21,580

Net value of property
and equipment	         122,318	  11,112

OTHER ASSETS -
Software developmental
costs	                  72,223	  72,223

TOTAL ASSETS	         859,898	 275,070

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$24,919  	$ 30,071
Loans payable -
stockholders		170,677	         238,000
Note payable - bank	 75,000
Taxes payable	          1,473	           2,915

Total current
liabilities		272,069	          270,98
STOCKHOLDERS' EQUITY:
Common stock - par
value $.01, 50,000,000
 shares authorized,
issued and outstanding
4,816,667 (March 31, 1999)
 and 4,316,667
(December 31, 1998)	  4,817      	    4,317
Additional paid-in
capital		      1,153,503	           406,253
Deficit accumulated
 during development
stage		     (570,491)            (406,486)

Total stockholders'
equity		       587,829	         4,094

TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY	               859,898		 275,070

See accompanying notes.




VIEW SYSTEMS, INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS
                                                        Cumulative
                                                        from
	   Three Months Ended	     Years Ended	January 26, 1989
           March 31      March 31,   December 31,-	(Inception) to
	    1999	 1998	     1998     1997	March 31, 1999
         (Unaudited)	(Unaudited)

REVENUE:

Sales and other
income   $	          19,117      $       $ 31,438	   $50,555

Cost of goods
sold	   1,206		       20,891	            22,097

GROSS PROFIT ON
SALES	  17,911	              10,547                28,458
OPERATING EXPENSES:

Advertising and promotion	       	3,959	 1,222	    17,894
	Automobile	65			-	-	1,728
	Depreciation	8			4,706	4,526	21,580
	Dues and subscriptions	219			250	-	250
	Insurance	1,108			1,268		1,268
	Interest	6,477		114	10,054	233	10,337
	Miscellaneous expense	944		27	1,343	-	27,556
	Office expenses	34,701			106,375	2,264	135,008
	Professional fees	61,974			10,819	5,054	60,130
	Consulting	2,657	-		45,415	-	45,415

Rent	3,900	2,925	52,204	8,375	67,397
Repairs and maintenance	1,960	-	-		-	3,570
Research and development	2,698					-
Salaries and benefits	49,429		-		-	-
Travel and entertainment	11,893	178	13,465		720	31,361
Utilities	3,983	64	4,246	2,443	11,450

Total expenses	  181,916  3,308    254,104   24,837	             434,944

NET LOSS   (164,005	 (3.308)	   $(243,557)   (24,837)           (406,486)
LOSS PER SHARE:
	Basic	(.04)	(.001)	(.06)	    (.01)
Diluted	 (04)	(.001)	(.06)                 (.01)

See accompanying notes.

2


VIEW SYSTEMS, INC.
(A Development Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE PERIOD JANUARY 1, 1997 TO MARCH 31, 1999 (UNAUDITED)

			Deficit
			Accumulated	Total
		Additional	During the	Stockholders'
	Common	Paid-in	Development	Equity
	Stock	Capital	Stage	(Deficit)

Balance at January 1, 1997	$4,150	$	156,570	$(138,092)	$ 22,628
	Net loss			-	(24,837)	(24,83
Balance at December 31, 1997	4,150		156,570	(162,929)	(2,209)
	Sale of common stock	167		249,833		250,000
	Net loss			-	(243,557)	(243,55
Balance at December 31, 1998	4,317		406,403	(406,486)	4,234
	Sale of common stock	500		747,100		747,600
	Net loss			-	(164,005)	(164,
Balance at March 31,
1999 (Unaudited)	$(4,817)	(1,153,503)	$(570,491)	$587,829

See accompanying notes.

3


	VIEW SYSTEMS, INC.
	(A Development Stage Company)
	STATEMENTS OF CASH FLOWS
					Cumulative
					from
	Three Months Ended	Years Ended			January 26, 198
	March 3 1,	March 31,	December 31,	(Inception) to
	1999	1998	1998	1997         	March 31, (Unaudited)	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
	Net loss	$(164,005)	$(3,308)	$(243,557)	S(24,837)	$(570,491)
	Adjustments to reconcile net income to net cash
		provided by operating activities:
		Depreciation			4,706	4,526	21,580
	Changes in operating assets and liabilities:
		Accounts receivable	(9,894)		(13,599)	-	(23,473)
		Inventory	(1,200)		(4,574)		(5,774)
		Software development costs		-	(22,077)	(13,792)	(72,223)
		Due (to) from affiliated entity	(204,580)	3,090	(573)	8,543	(208,243)
		Accounts payable	(5,153)	749	23,386	7,517	24,919
		Taxes payable	(1,442	-	2,915	-	1,473
			Net cash (used) provided by
operating activities	(386,254)	531	(253,373	(18,043	(832,232
CASH FLOWS FROM INVESTING ACTIVITIES
	Purchase of property and
equipment	(111,205)	(2,500)	(6,604)	(4,050)	(143,898)
	Investment in MediaCornm Broadcasting, Inc.	(28,000	-	-	-	(28.000
			Net cash used in
investing activities	(139,205)	(2,500)	(6,604)	(4,050)	(171,898
CASH FLOWS FROM FINANCING ACTIVITIES:
	Proceeds from loans provided by stockholders	20,150	-	189,850	13,000	170,677
	Proceeds from loans payable	(12,323)	3,128	-	-	75,000
	Proceeds from issuance of stock	747,600	-	240,019	9,100	1,158,320
	Net cash provided by
financing activities	755,427	3,128	429,869	22,100	1,403,997
NET INCREASE IN CASH	229,968	1,159	169,892	7	399,867
CASH AT BEGINNING OF PERIOD	169,899	7	7	-	-
CASH AT END OF PERIOD	399,867	1,166	169,899	    7        	399,867

set~ accompanying notes.

4





VIEW SYSTEMS, INC. AND SUSIDIARIES,INC.
	(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

ASSETS
              June  30                 December 31
                                          1999
	              1998

						(unaudited)
CURRENT ASSETS:
	Cash					$	44,265	$ 169,899
	Accounts receivable		14,751	13,599
	Inventory - at lower of cost or market		88,897	41574
	Due from affiliated entities		385,705	3,663
			Total current assets		533,618	191,735
PROPERTY AND EQUIPMENT
	Machinery and other equipment		526,607	22,429
	Software tools			7,825	10,263
						534,432	32,692
		Less accumulated depreciation		116,560	21,580
			Net value of property and equipment		417,872	11,112
OTHER ASSETS:
	Investment in MediaComm Broadcasting, Inc. - at
cost which approximates fair value		28,000	-
	Software development costs		57,527	72,223
INTANGIBLE ASSETS - net of accumulated amortization		491,216	-
				TOTAL ASSETS		1,528,233	$ 275,070

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
	Accounts payable		50,282	$ 30,071
	Accrued interest payable		5,500	-
	Loans payable - stockholders		327,097	163,000
	Note payable - bank		71,500	75,000
	Taxes payable		21,180	21915
		Total current liabilities		475,559	270,986
STOCKHOLDERS' EQUITY:
	Common stock - par value $.001, 50,000,000 shares
authorized, issued and outstanding -
		5,595,667 ( June 30, 1999) and 4,316,667 ( December 31, 1998)		5,596	4,317
	Additional paid in capital		2,165,671	406,253
	Deficit accumulated during development stage		(1,118,593)	(406,486
		Total stockholders' equity		1,052,674	4,084
		TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	S	1,528,233	$ 275,070

See accompying notes,


VIEW SYSTEMS, INC. AND SUSIDIARIES, INC.
	(A Development Stage Company)

	CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30,1999 AND 1998

	1999	.1998
(unaudited) (unaudited)

REVENUE:
	Sales and other income	$	41,260                   $16,953
	Cost of goods sold		12,869	3,887
		GROSS PROFIT ON SALES		28,391	13,066
OPERATING EXPENSES:
	Advertising and promotion		8,440	2,819
	Amortization		4,128	-
	Automobile expenses		1,221	-
	Commissions		1,000	-
	Depreciation		6,624	-
	Dues and subscriptions		319	-
	Insurance		6,195	488
	Interest		11,990	1,617
	Investor relations		2,811	-
	Miscellaneous expenses		1,660	197
	Office expenses		22,290	2,638
	Postage and delivery		2,878	226
	Printing and reproduction		21,637	-
	Professional fees		136,160	9,901
	Rent		22,900	14,746
	Repairs and maintenance		3,523	-
	Research and development		2,698	2,538
	Salaries and benefits		431,457	31,894
	Taxes		808	3,065
	Telephone		6,800	582
	Travel expenses		37,963	981
	Utilities		6,997	-
		Total expenses		740,499	71,692
NET LOSS	$	(712,108 $	(58,626
LOSS PER SHARE:
		Basic	$	(0.14      $  	(0.01

Diluted	$       (0.14                   $ (0.01

See accompanying notes.


VIEW SYSTEMS, INC. AND SUBSIDIARIES, INC.
	(A Development Stage Company)

	CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30,1999 AND 1998

	1999	1998
(unaudited) (unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
	Net loss	$		(712,108) $	(58,626)

	Adjustments to reconcile net income to net cash provided by
		operating activities:
		Depreciation and amortization		31,848	-
		Employee compensation paid through the issuance of common stock		277,000	-
	Changes in operating assets and liabilities:
		Accounts receivable		79,838	-
		Inventory		(54,113)	-
		Accounts payable		4,415	749
		Accrued interest payable		5,500	-
		Taxes payable		14,915
				(352,705	(57,877
CASH FLOWS FROM INVESTING ACTIVITIES:
	Purchase of property and equipment		4,940
	Amounts advanced to/from affiliated entities		(382,042)	3,090
	Investment in MediaComm Broadcasting, Inc.		(28,000)	-
				(405,102	3,090
CASH FLOWS FROM FINANCING ACTIVITIES:
	Proceeds from loans provided by stockholders		-	57,280
	Repayment of loans to stockholders		(61,927)	-
	Repayment of note payable - bank		(3,500)
	Proceeds from issuance of common stock		747,600
	Redemption of Stock		(50,000	-
				632,173	57,280
NET DECREASE IN CASH		(125,634)	2,493
CASH AT BEGINNING OF PERIOD		169,899	7
CASH AT END OF PERIOD	$	44,265 $ 	2,500

Schedule of non cash investing and financing transactions:

Stock issued to effect purchase of Eastern Technologies, Inc.	$		787,500 $	-
Debt issued to effect purchase of Eastern Technologies, Inc.	$		148,184 $

Cash paid during the period for:

Interest	$	6,490 $

Income taxes

See accompanying notes.


VIEW SYSTEMS, INC. AND SUBSIDIARIES, INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(unaudited)

	Common	Additional	Retained
	Stock	Paid-In Capital
				Earnings

Balance at January 1, 1998	S	4,150			156,570		(162,928)
	Net loss		-			-		(59,626)
Balance at June 30,1998		4,150			156,570		(221,554)
	Sale of common stock		167			249,683
	Net loss		-					(184,931)
Balance at December 31, 1998		4,317			406,253		(406,485)
	Sale of common stock		500			745,697
	Redemption of common stock		(25)			(49,975)
	Issuance of common stock (employee
 compensation)	554		                276,446
	Issuance of common stock
 (Eastern Tech acquisition)	250		  787,250
	Net loss							(712,109)
Balance at June 30, 1999		5,596		$	2,165,671		(1,118,593)

See accompanying notes.


VIEW SYSTEMS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31,1998 AND 1997 AND THE
THREE MONTHS ENDED MARCH 31, 1999 AND 1998 (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

View Systems, Inc. (the "Company") has been in the development stage since its formation on January 26, 1989. It designs and develops high technology software used in conjunction with surveillance capabilities. The technology utilizes the compression and decompression of digital inputs. Operations, since formation, have been devoted primarily to raising capital, developing the technology, promotion, and administrative functions.

Basis of Consolidation

The consolidated financial statements include the accounts of View Systems, Inc. and its wholly owned subsidiaries, Real View
 Systems, Inc. and Xyros Systems, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

The Company and its subsidiaries recognize revenue and the related cost of goods sold upon shipment of the product.

Property and Equipment

Property and equipment is recorded at cost and depreciated over their estimated useful lives, using the straight-line and accelerated depreciation methods. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts, and the resulting gain or loss is included in the results of operations.
 The useful lives of property and equipment for purposes of computing depreciation are as follows:

Equipment 	5 - 7 years

Software tools	3 years

Repairs and maintenance charges which do not increase the useful lives of assets are charged to operations as incurred. Depreciation expense for the years ended December 31, 1998 and 1997 amounted to $4,706 and $4,526, respectively.


Advertising

Advertising costs are charged to operations as incurred.

Loss Per Share

Loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between basis of assets and liabilities for financial statement and income tax purposes.
The deferred tax. assets and liabilities represent the future tax return consequences of those differences, which will be either taxable or deductible when the assets or liabilities are recovered or settled.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from the estimates that were used.

2. UNINSURED CASH BALANCES

The Company maintains its cash balances at a regional bank, located in Laurel, Maryland.
Accounts at this institution are insured by the Federal Deposit
Insurance Corporation up to $100,000. Uninsured balances were approximately $69,899 at December 31, 1998.

3. INVESTMENT IN MEDIACOMM BROADCASTING, INC.

During the three months ended March 31, 1999, the Company purchased 280,000 shares of MediaComm Broadcasting, Inc., a privately held corporation based in Denver, Colorado which develops and/or acquires new internet related technologies.
 As an available-for-sale investment security, it is being carried at fair value as of March 31, 1999 which approximates its fair value.

4. SOFTWARE DEVELOPMENT COSTS

The Company accounts for computer software development costs, in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of ConWuter Software to be Sold, Leased, or
 Otherwise Marketed. Capitalized costs will be amortized over the estimated product life on the straight-line basis. As of March 31,
 1999, the Company has recorded no amortization since a final product has yet to be completed and marketed.

6


5. RELATED PARTY TRANSACTIONS

The Company's major stockholders also own interests in a related corporation - View Technologies, Inc. View Technologies, Inc. is the owner of the source code of the software being developed, as well as all enhancements, documentation and derivatives by the Company.
 The two companies enter into various transactions throughout the year to provide working capital to one another when necessary. At March 31, 1999 and December 31, 1998, View Technologies, Inc. owed the Company $114,924 and $3,663, respectively.

Additionally, the Company has entered into a licensing agreement with View Technologies, Inc. Under the terms of this agreement, the Company will pay a source code license fee in an amount equal to 5 % of gross sales derived from use of the software to View Technologies, Inc. Payment of this fee will cease when total fees of $50,000 have been paid. In addition, upon delivery of a copy of the software to a customer, the Company will remit a sublicense fee equal to 5 % of gross sales to View Technologies, Inc re license agreement commenced in October 1997 and has a ten year term.
 At March 31, 1999, the Company has yet to generate any sales with respect to this agreement.

6. LOANS PAYABLE - STOCKHOLDERS

Certain stockholders have made loans to the Company. These loans have no specific repayment terms or interest rates. It is the Company's intention to repay these loans within the next six months with the proceeds from equity issues.

7. NOTE PAYABLE -BANK

One of the Company's subsidiaries has a demand note payable with a bank with an outstanding balance of $75,000 as of March 31, 1999. The note bears interest at 10.5% per annul payable monthly and is personally guaranteed by a stockholder of the Company.

8. STOCK OFFERING

On November 16, 1998, the Company commenced a private placement stock offering for 650,000 shares of common stock. The offering was successfully concluded on February 8, 1999 with the sale of 650,000 shares and total proceeds to the Company of $1,000,000. The total proceeds of the offering will be used by the Company to fund its operations and other capital needs for the coming year.

9. RESTRICTED SHARE PLAN

The Company has approved a restricted share plan under which shares of the Company will be granted to officers, employees and directors at the discretion of the Board of Directors. The Company has reserved
 775,000 shares for this plan. No shares have been granted as of March
 31, 1999.

7


10. INCOME TAXES

The components of the net deferred tax asset and liability as of March 31, 1999 and December 31, 1998 are as follows:

	March 3 1,	December 3 1,
	1999	1998
	(Unaudited)

Effect of net operating loss carryforward	$171,000 	$108,000

Less valuation allowance	(171,000 	(108,000

Net deferred tax asset (liability)	     -	$ 	-

The Company has recorded a valuation allowance in an amount equal to the deferred tax asset resulting from its net operating loss carryforward. The Company believes this to be appropriate due to its status as a development stage company.

The Company has net operating loss carryforwards of approximately $375,000 at December 31, 1998 which, due to ownership changes, will be limited in annual usage.

11. BUSINESS COMBINATIONS

On October 6, 1998, the Company completed its acquisition of Real View Systems, Inc. in Columbia, Maryland. As provided under the terms of the merger agreement, Real View Systems, Inc. became a wholly owned subsidiary of the Company and each of the outstanding shares of the common stock of Real View Systems, Inc. was converted into 1.33 shares of the Company's common stock. The Company issued
 2,000,000 shares of its common stock in connection with the merger.

This acquisition was accounted for as a pooling of interests and all financial statements and financial information contained herein have been restated to include the accounts and results of operations of these companies for all periods presented.

On February 25, 1998, the Company acquired Xyros Systems, Inc. of Columbia, Maryland, a developer of a computer based system that captures video and audio data from surveillance equipment, transmits and stores it within standard personal computer systems. Under the terms of the merger agreement, each of the 100 shares of Xyros Systems,
 Inc.'s common stock will be exchanged for 1,500 shares of the Company's common stock. This acquisition was accounted for as a pooling of interest and all financial statements
l information contained herein have been restated to include the amounts and results of operations of these companies for all periods presented.

12. PROPOSED ACQUISITION

During the first quarter of 1999, a letter of intent to purchase
 Eastern Tech Manufacturing, Inc. was entered into by the Company.
 Eastern Tech Manufacturing, Inc. deals in the production of computer parts and accessories. The merger agreement is expected to be consummated as a purchase during the second quarter of 1999.

8




	VIEW SYSTEMS, INC
NOTES TO INTERIM FINANCIAL STATEMENTS

NOTE I - General

Reclassification

Certain amounts for 1998 have been reclassified to conform to the 1999 presentation

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used when accounting for uncollectible accounts recievable inventory valuation, depreciation, and amortization, intangable assets and contingencies, among others. Actual results could vary from those estimates.


NOTE 2 - Loss Per Share

Basic and fully diluted loss per share have been calculated by the dividing the loss by the weighted average shares OutStanding during each of the periods presented
 .
NOTE 3 - Due From Affiliated Entities

Due from affiliated entities includes amounts due from a member of the Board of Directors andr j senior management and a company under his control. The amounts due during tile third quarter through equity transaction.
NOTE 4 - Intangible Assets

Intangible assets consist of goodwill created by the purchase acquisition of Eastern Technologies, Inc., This good will is being amortizized on a straight line basis over a ten year period.

NOTE 5 - Loans Payable - Stockholders

Loans payable - stockholders consist of amounts dues to stockholders which will be converted common stock during the third quarter.

NOTE 6 - Income Taxes

The Company is in a net operating loss (NOL) carryforward position for book and tax purposes; No tax benefit will be recognized until taxable income is recognized
NOTE 7 - Business Combination

During the quarter ended June 30, 1999, the Company acquired all of the outstanding common stock of Eastern
Technologies, Inc., a closely held company located in Columbia Maryland. The business combination was accounted for as a purchase and resulted in the creation of the goodwill in the amount of $495,34